Exhibit 3.8

SANTANDER FINANCE PREFERRED, S.A. UNIPERSONAL

AGREEMENT OF THE GENERAL SHAREHOLDERS’ MEETING

I, Ms. Natalia Butragueño Rodriguez-Borlado, Secretary of the Board of Directors of SANTANDER FINANCE PREFERRED, S.A. Unipersonal, with registered address in Santander Group City, Boadilla del Monte, Avenida de Cantabria, Edificio Encinar and with Tax registration number A-83916437, of which Mr. José Antonio Soler Ramos is the Chairman,

CERTIFY:

That in the General Shareholders’ Meeting of the Company held in Santander Group City, Boadilla del Monte, Avenida de Cantabria, Edificio Encinar on 9th February 2005, in the presence of the sole Shareholder who represents the totality of the capital subscribed and paid-in, chaired by Mr. José Antonio Alvarez Alvarez, and with Ms. Natalia Butragueño Rodriguez-Borlado as Secretary, the following agreements were taken up, by unanimity and among others, which were included in the Agenda, which was also approved by unanimity:

Second;	Cessation and appointment of Board Members

It is agreed for Mr. José Antonio Alvarez Alvarez to cease as Board Member of the Company, with him being thanked by the Company for the services rendered as Board Member and Chairman of its Board of Directors, and in substitution of the same for Mr. José Antonio Soler Ramos, domiciled for these purposes in  Santander Group City, Boadilla del Monte, Avenida de Cantabria, Edificio Encinar, married, and with Spanish identification Card and Taxpayer number 2879407-Z, to be appointed as the new Board Member, for the term set down in the Articles of Association, he being present at the Meeting and accepting the appointment of the position and taking possession of the same, declaring not to be included in any legal incompatibilities.

Third:	Modification of Article 6 of the Articles of Association of the company

It is agreed for Article 6 of the Articles of Association of the Company to be modified, which will have the following literal text from now on

“ARTICLE 6. The registered address is established in Santander Group City, Boadilla del Monte, Avenida de Cantabria, Edificio Encinar.

The change of the address within the same municipal area, as well as the creation, closure or changing of address of any branches, agencies or delegations, both in national territory and abroad, that the development of the activity of the company may render necessary or convenient corresponds to the Organ of Administration”.

Fourth:	Delegation of powers

The Board Members Mr. Antonio Iorio Martín, Mr. Iñigo Barrera Amann and the Secretary of the Board of Directors, Ms. Natalia Butragueño Rodríguez-Borlado, are empowered in order for any of these, indistinctly, to be able to execute the preceding agreements that may be so required and, to such purposes, to appear before a Notary and execute those public or private documents necessary or convenient for the due formalization and registration of the same, and especially however many corrections as may be required for the classification of the Mercantile Register.

In addition, I CERTIFY

That the Minutes of the Session of the Universal and Extraordinary Shareholders’ Meeting were approved by unanimity and signed once the same had been finalized by the Secretary, with the approval of the Chairman, and by the representative of the shareholder present, being the title-holder of the totality of the capital subscribed and paid-in of the company.

In order for it to be recorded to the appropriate effects, I issue and sign the present certification with the approval of the Chairman, in Santander Group City, Boadilla del Monte, on 10th February 2005.

Approved:
The Chairman                                                                                                           The Secretary